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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

First Financial Bancorp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
320209109
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	320209109	Page	2	of	7

1	NAMES OF REPORTING PERSONS: First Financial Bank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	31-1042001

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	5	SOLE VOTING POWER:

NUMBER OF		7,000,121

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,547

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,729,327

WITH:	8	SHARED DISPOSITIVE POWER:

		3,609,737

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,063,536

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	15.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

CUSIP No.	320209109	Page	3	of	7

1	NAMES OF REPORTING PERSONS: First Financial Bank, N.A.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	31-0308605

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		7,000,121

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,547

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,729,327

WITH:	8	SHARED DISPOSITIVE POWER:

		3,609,737

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,063,536

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	15.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

Item 1(a)	Name of Issuer: First Financial Bancorp.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 300 High Street Hamilton, Ohio 45011

Item 2(a)	Name of Person(s) Filing: First Financial Bancorp. First Financial Bank, N.A.

Item 2(b)	Address of Principal Business Office: 300 High Street Hamilton, Ohio 45011

Item 2(c)	Citizenship: Ohio

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 320209109

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether filing person(s) is (are):

(a)	[ ]	Broker or dealer registered under Section 15 of the Act.

(b)	[x]	Bank as defined in Section 3(a)(6) of the Act.

(c)	[ ]	Inurance company as defined in Section 3(a)(19) of the Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

(f)	[ ]	Employee benefit plan, pension fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or endowment fund; see Rule 13d-1(b)(1)(ii)(F).

(g)	[x]	Parent Holding Company in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	[ ]	a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership

(a)	Amount Beneficially Owned: 7,063,536

(b)	Percent of Class: 15.26%

(c)	Number of Shares as to which First Financial Bancorp. has:

(i)	Sole power to vote or direct the vote: 7,000,121

(ii)	Shared power to vote or direct the vote: 14,547

(iii)	Sole power to dispose or to direct the disposition of: 2,729,327

(iv)	Shared power to dispose or to direct the disposition of: 3,609,737

Number of Shares as to which First Financial Bank, N.A. has:

(i)	Sole power to vote or direct the vote: 7,000,121

(ii)	Shared power to vote or direct the vote: 14,547

(iii)	Sole power to dispose or to direct the disposition of: 2,729,327

(iv)	Shared power to dispose or to direct the disposition of: 3,609,737

Item 5	Ownership of Five Percent or Less of a Class N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person The securities covered by this Schedule are held in trust, agency or custodial capacities by First Financial Bank, N.A. and two additional wholly owned bank subsidiaries of First Financial Bancorp. The two additional bank subsidiaries each hold less than one percent of the shares of First Financial Bancorp. To their knowledge, no person has the right to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company First Financial Bancorp. is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G); First Financial Bank, N.A., its wholly owned subsidiary, is a Bank, as defined in Section 3(a)(6) of the Act. See Exhibit 1.

Item 8	Identification and Classification of Members of the Group N/A

Item 9	Dissolution of Group N/A

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Date: January 17, 2005	First Financial Bancorp.
	By:	/s/ J. Franklin Hall

J. Franklin Hall Senior Vice President and Chief Financial Officer
First Financial Bank, N.A.
	By:	/s/Claude E. Davis

Claude E. Davis President and Chief Executive Officer

EXHIBIT 1

Identification of Subsidiary	Item 3 Classification

First Financial Bancorp.	Parent Holding Company in accordance with Rule 13d-1(b)(1)(ii)(G)

First Financial Bank, N.A.	Bank as defined in Section 3(a)(6) of the Act